SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                  Form 10/A

                         AMENDMENT NO. 2 TO FORM 10
                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF
                     THE SECURITIES EXCHANGE ACT OF 1934


                         CIB MARINE BANCSHARES, INC.
           (Exact name of registrant as specified in its charter)

                                  WISCONSIN
               (State or other jurisdiction of incorporation)

          000-24149                             37-1203599
   (Commission File Number)           (IRS Employer Identification No.)

              N27 W24025 PAUL COURT, PEWAUKEE, WISCONSIN 53072
         (Address including zip code of Principal Executive Offices)

                               (414) 695-6010
            (Registrant's telephone number, including area code)

                       CENTRAL ILLINOIS BANCORP, INC.
                 (Former name, if changed since last report)


         Securities registered pursuant to Section 12(g) of the Act:

                   COMMON STOCK, $1.00 PAR VALUE PER SHARE
                              (Title of class)


   The undersigned registrant hereby amends "Item 11--Description of Registrant's Securities to be Registered" and "Item 15--Financial Statements and Exhibits" of its Registration Statement on Form 10 as set forth in the following pages.





   Item 11.  Description of Registrant's Securities to be Registered.

   The stockholders of Central Illinois Bancorp, Inc., an Illinois corporation (the "Company"), approved the reincorporation of the Company from Illinois to Wisconsin on June 24, 1999. The reincorporation was effected August 27, 1999 by merging the Company into a wholly owned subsidiary which was recently formed solely for the purpose of effecting the reincorporation. The surviving corporation is known as CIB Marine Bancshares, Inc., a Wisconsin corporation ("Registrant"). As a result of the reincorporation, Registrant became the successor corporation to the Company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to its common stock, and will succeed to the Company's reporting obligations thereunder. Pursuant to Rule 12g-3 promulgated under the Exchange Act, the common stock of Registrant is deemed to be registered under paragraph (g) of Section 12 of the Exchange Act. In addition, Registrant has assumed all registration statements and reports filed by the Company under either the Exchange Act or the Securities Act of 1933, as amended.

   The description of Registrant's common stock contained under Item 11 of its Form 10 Registration Statement is amended by deleting such description in its entirety and substituting in lieu thereof the following:

   "Registrant's amended and restated articles of incorporation authorize the issuance of up to 50,000,000 shares of common stock, $1.00 par value per share, and up to 5,000,000 shares of preferred stock, $1.00 par value per share.

   COMMON STOCK

   DIVIDEND RIGHTS. Holders of common stock will be entitled to dividends as, if and when declared by Registrant's board of directors out of funds legally available under the Wisconsin Business
   Corporation Law (the "WBCL") for such dividends, subject to the preferential rights of the holders of preferred stock.

   VOTING RIGHTS. Each holder of common stock has one vote for each share of common stock held of record on all such matters submitted to a vote of the stockholders. Holders of common stock do not have cumulative voting rights in the election of directors. Directors are elected by a plurality of the votes cast at a meeting at which a quorum is present meaning the nominees receiving the most votes will be elected, whether or not the number of votes cast for any nominee constitutes a majority of the votes cast at the meeting. All other matters submitted to a stockholder vote are approved if the votes cast within the voting group favoring the approval of a matter exceed the votes cast opposing the matter, unless Registrant's amended and restated articles of incorporation or the WBCL provide otherwise.

   LIQUIDATION RIGHTS. Upon the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of Registrant, the holders of common stock are entitled to receive, on a pro rata basis, all of the remaining assets of Registrant, after the distribution of any preferential amounts to the holders of preferred stock. Registrant's board of directors has the authority to either distribute the remaining assets or sell, transfer or otherwise dispose of all or any part of the remaining assets for cash, stock or other obligations and distribute the consideration, or it may sell all or part of such consideration and distribute any remaining balance, to the holders of common stock.

   OTHER. There are no preemptive rights, conversion rights, or redemption or sinking fund provisions with respect to the shares of common stock.

   The WBCL provides that shareholders of a Wisconsin corporation are personally liable, up to an amount equal to the par value of the shares that they own, for all debts owed by the corporation to employees for services performed, but not exceeding six months' service in any one case. Although the WBCL specifies that such liability is limited to the par value of the shares ($1.00 in the case of Registrant), at least one Wisconsin trial court has interpreted this to mean the consideration paid to a corporation for shares. This decision was affirmed by a split decision of the Wisconsin Supreme Court, with one justice abstaining. As a result, the affirming decision is without precedential effect.

   PREFERRED STOCK

   The preferred stock of Registrant may be issued in one or more series and may be issued at any time and from time to time by Registrant's board of directors. The terms of each series of preferred stock will be set forth in resolutions adopted by the board of directors. For each series of preferred stock, the board of directors has the authority to determine (but is not limited to) the following:

   --the series designation and the number of shares constituting the series;

   --the dividend rate or rates, whether dividends will be cumulative and, if so, on what terms and from which date or dates;

   --whether the shares of the series will have voting rights, and, if so, the terms of the voting rights;

   --whether the shares of the series will be redeemable and, if so, the redemption price or prices and the terms and conditions of redemption, which may vary under different conditions and at different redemption dates;

   --the amount or amounts, if any, that are payable in the event of voluntary or involuntary liquidation, dissolution or winding up of Registrant before any payment or distribution of assets to any lower ranking class or classes of stock;

   --whether the shares of the series will be entitled to the benefit of a sinking or retirement fund, and the amount of the fund and the manner of its application;

   --whether shares of the series will be convertible into, or exchangeable for, shares of stock of any other class or classes and, if so, the terms and conditions of conversion or exchange, including the price or prices or the rate or rates of conversion or exchange and any other adjustment terms; and

   --any other preferences, privileges and powers, and relative, participating, option or other special rights and qualifications, limitations or restrictions relating to the series that are not inconsistent with CIB Marine's articles of incorporation.

   Registrant currently has no preferred stock issued and outstanding.

   CLASSIFIED BOARD OF DIRECTORS

   The WBCL permits, and Registrant's amended and restated articles of incorporation provide, for the board of directors of Registrant to be divided into three classes, with each class serving a term of three years. Directors may be removed from office only for cause and by the affirmative vote of the holders of at least 80% of the outstanding shares of all classes of stock entitled to vote in the election of directors.

   RESTRICTIONS ON BUSINESS COMBINATIONS AND CHANGE OF CONTROL
   TRANSACTIONS

   Certain of the provisions described above may have the effect of delaying, deferring or preventing certain business combination or change of control transactions. In addition, certain other provisions of Registrant's amended and restated articles of incorporation and bylaws and the WBCL, which provisions are described below, may likewise have the effect of delaying, deferring or preventing certain business combination or change of control transactions.

   FAIR PRICE PROVISION. Registrant's amended and restated articles of incorporation generally preclude Registrant from entering into a "business combination" with an "interested shareholder" unless the transaction has been approved by (1) the holders of at least 80% of the outstanding voting stock of Registrant and (2) the holders of two-thirds of the voting stock not held by the interested shareholder or his or her affiliates or associates. "Interested shareholder" generally means the beneficial owner of 10% of Registrant's voting stock, and includes any affiliate or associate of Registrant who, at any time during the two-year period before the date at issue, was the beneficial owner of 10% of Registrant's voting stock. "Business combination" generally means (1) any merger, consolidation or share exchange of the corporation or a subsidiary with an interested shareholder or any other corporation if the merger, consolidation or share exchange is caused by the interested shareholder; (2) any type of encumbrance or disposition of the corporation's or a subsidiary's assets that involves an interested shareholder and represents 1% or more of the consolidated assets of the corporation; (3) certain issuances or transfers of securities of the corporation or its subsidiary to the interested shareholder; (4) any transaction with or involving the corporation or any of its subsidiaries which has the effect of increasing the proportionate share of any outstanding class of securities of the corporation directly or indirectly owned by an interested shareholder and (5) the adoption of any plan of dissolution or liquidation, or any plan or proposal for a spin-off or split-up of the corporation or any of its subsidiaries, proposed by the interested shareholder.

   These super-majority voting provisions will not apply to any transaction that meets certain procedural requirements and requirements relating to the fairness of the consideration paid.

   UNANIMOUS WRITTEN CONSENT REQUIREMENT. Under the WBCL, shareholders may take any action that could have been taken at a shareholders' meeting by unanimous written consent. Action may be taken by less than unanimous consent, however, only if explicitly authorized by a corporation's articles of incorporation. Registrant's amended and restated articles of incorporation explicitly provide that shareholder action without a meeting may be taken only by all of the shareholders entitled to vote on the action.

   SUPER-MAJORITY VOTING PROVISIONS FOR AMENDMENTS TO ARTICLES AND BYLAWS. As permitted under the WBCL, Registrant's amended and restated articles of incorporation impose a super-majority voting requirement for the approval of an amendment to certain provisions of the articles. More specifically, the holders of at least 80% of the outstanding shares of all classes of stock of Registrant then entitled to vote in the election of directors, voting as one class, will be required to amend or adopt any provision inconsistent with (1) Section
   5.1 (the blank-check preferred stock provisions), (2) certain provisions of Article 7 (the staggered board and replacement of directors provisions), (3) Article 8 (the super-majority voting requirement for amendments to Registrant's bylaws), (4) Article 9 (the fair price provision), (5) Article 10 (the unanimous written consent requirement), (6) Article 11 (the provision under which Registrant has affirmatively elected to be subject to certain antitakeover provisions under the WBCL) and (7) Article 12 (the super-majority voting requirement for amendments to certain provisions of the articles).
   The super-majority voting requirement generally will not apply, however, to any proposed amendment to such sections that is approved by the affirmative vote of 75% of the board.

   The WBCL provides that either the board of directors or the shareholders may amend or repeal the bylaws of a Wisconsin corporation, unless the corporation's articles of incorporation reserve that power exclusively to the shareholders. Under the WBCL, unless the articles of incorporation (or bylaws adopted under authority granted in the articles of incorporation) provide otherwise, shareholders may generally act, and the bylaws of a Wisconsin corporation may therefore be amended, if the votes cast in favor of a proposed amendment exceed the votes cast against it at any meeting in which a quorum is present. Registrant's amended and restated articles of incorporation modify the statutory provision. The articles provide that no provision of Registrant's bylaws may be amended or repealed, and no provision inconsistent with any provision of the bylaws may be adopted, except by (1) the affirmative vote of a majority of the members of the board or (2) by the affirmative vote of at least 80% of the outstanding shares of all classes of stock of Registrant generally entitled to vote in the election of directors, considered as one class.

   ADVANCE NOTICE REQUIREMENTS. Registrant's bylaws establish advance notice requirements for the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and for bringing any business proposal before an annual meeting of shareholders. In general, to comply with the advance notice requirements, a shareholder must deliver notice of the nomination or other business in writing to the secretary of Registrant not less than 60 nor more than 90 days in advance of the first anniversary of the preceding year's annual meeting. Those dates are subject to adjustment if the date of an annual meeting is more than 30 days before or more than 60 days after the anniversary of the preceding year's annual meeting. If the notice is given in connection with a shareholder's nomination of a director, it must include certain information concerning the proposed nominee, including the information that would be required to be disclosed in a proxy statement under the Securities Exchange Act of 1934 in connection with the solicitation of proxies for the election of directors (E.G., information about the nominee's involvement in legal proceedings, background, and relationships with Registrant and the nominee's written consent to being named as a nominee and serving as a director). If the notice is given in connection with business that the shareholder proposes to bring before an annual meeting, the notice must include a brief description of the business to be brought, the reasons for conducting the business at the annual meeting, and any material interest of the shareholder in such business. If Registrant calls a special meeting of shareholders for the purpose of electing one or more directors, a shareholder must also comply with the advance notice and disclosure requirements in order to nominate a person for election to such a position. If Registrant calls a special meeting to consider any business other than the election of directors, the business brought before that meeting will be limited to the business specified in the notice of meeting. Shareholders will not have the right to propose business at a special meeting of shareholders called by the board of directors or upon the demand of other shareholders.

   PROCEDURES TO BE FOLLOWED TO CALL SPECIAL MEETINGS. Registrant's bylaws require shareholders to follow certain procedures if they propose to call a special meeting. More specifically, the bylaws require any shareholder who proposes to call a special meeting to deliver a signed demand to the board of directors, (1) specifying his or her name, address, and the number of shares of Registrant's stock he or she holds of record or beneficially and the purpose or purposes for which the special meeting is to be called and (2) requesting the board of directors to fix a special record date for determining shareholders entitled to demand that a special meeting be called. Shareholders who hold, in the aggregate, 10% of the outstanding shares of Registrant's stock entitled to vote on the matter for which the meeting is called are required to submit signed demands, containing similar information, within 70 business days of the record date fixed by the board of directors for such purposes. In addition, shareholders who actively participate in the solicitation of proxies (or, if fewer than ten shareholders submit demands, all of the shareholders who submit demands) must enter into an agreement to pay Registrant's costs of holding the special meeting, including its costs in soliciting proxies in opposition to the shareholder proposal, if the proposals brought by the shareholders at the special meeting are not approved.

   FAIR PRICE STATUTE. Sections 180.1130 to 180.1134 of the WBCL (the "Wisconsin Fair Price Statute") applies to Registrant. Under the Wisconsin Fair Price Statute, Registrant generally is precluded from entering into a "business combination" with an "interested shareholder" unless the transaction has been approved by (1) the holders of at least 80% of the outstanding shares of the common stock and (2) the holders of two-thirds of the voting stock not held by the interested shareholder or his or her affiliates.

   A "business combination" generally is defined as (1) a merger or share exchange of the corporation or a subsidiary with an interested shareholder or any other corporation if the merger or share exchange is caused by the interested shareholder and (2) a sale, lease, exchange or other disposition of all or substantially all of the assets of the corporation to an interested shareholder. An "interested shareholder" is defined as any individual, corporation or other entity which (1) is the beneficial owner of 10% or more of the outstanding voting stock of the corporation or (2) is an affiliate of the corporation and was the owner of 10% or more of the outstanding voting stock of the corporation at any time within the two-year period immediately before the date on which a determination is being made as to whether such person is an interested shareholder.

   The super-majority voting requirement generally does not apply if certain procedural requirements and requirements relating to the fairness of the consideration to be paid are met.

   BUSINESS COMBINATION STATUTE. Sections 180.1140 to 180.1145 of the WBCL (the "Wisconsin Business Combination Statute") applies to Registrant. The Wisconsin Business Combination Statute prohibits a corporation from engaging in a business combination (other than a business combination of a type specifically excluded from the coverage of the statute) with an interested shareholder for a period of three years following the date the person becomes an interested shareholder, unless the board of directors either approved the business combination or approved, in advance, the acquisition of the stock that resulted in the person becoming an interested shareholder. Business combinations after the three-year period following the stock acquisition date are permitted only if (1) the board of directors approved the acquisition of the stock before the acquisition date, (2) the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested shareholder, or (3) the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount.

   The Wisconsin Business Combination Statute defines a "business combination" to include a merger or share exchange, sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to at least 5% of the market value of the stock or assets of the company or 10% of its earning power, or issuance of stock or rights to purchase stock with a market value equal to at least 5% of the outstanding stock, adoption of a plan of liquidation and certain other transactions involving an "interested shareholder." An "interested shareholder" is defined as a person who beneficially owns, directly or indirectly, 10% of the voting power of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting power of the then outstanding voting stock within the last three years. The prohibition on business combinations applies for three years after the acquisition of at least 10% of the outstanding shares without regard to the percentage of shares owned by the interested shareholder and cannot be avoided by subsequent action of the board of directors.

   WBCL DEFENSIVE ACTION RESTRICTION. Section 180.1134 of the WBCL (the "Wisconsin Defensive Action Restriction") applies to Registrant. It provides that, in addition to the vote otherwise required by law or the articles of incorporation of an "issuing public corporation" (as more fully defined below) the approval of the holders of a majority of the shares entitled to vote on the proposal is required before a Wisconsin corporation can take certain actions while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. Those actions include (1) acquiring more than 5% of its outstanding voting shares at a price above the market price from any individual or entity that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless an equal offer is made to acquire all voting shares; or
   (2) selling or optioning assets of the corporation which amount to at least 10% of the market value of the corporation, unless in such case, the corporation has at least three independent directors and a majority of the independent directors vote to have the provision not apply to the corporation.

   WBCL CONTROL SHARE STATUTE. Section 180.1150 of the WBCL (the "Wisconsin Control Share Statute") applies to Registrant. It provides that, unless otherwise provided in a corporation's articles of incorporation, the voting power of shares of an "issuing public corporation" held by a person (or group of persons acting in concert) in excess of 20% of the voting power of the corporation's shares in the election of directors will be limited to 10% of the full voting power of those shares. This provision does not apply (1) to shares acquired from the issuing public corporation, (2) to shares acquired in a transaction with respect to which the corporation's shareholders have voted (either before or after the acquisition of the shares) to restore the full voting power of the shares, and (3) under certain other circumstances specified in the Wisconsin Control Share Statute.

   RIGHTS OF OFFICERS AND DIRECTORS TO CONSIDER INTERESTS OF OTHER CONSTITUENCIES. Under Section 180.027 of the WBCL, the directors or officers of a Wisconsin corporation may, in considering the best long-term and short-term interests of a Wisconsin corporation, consider the effects of any action (including an action relating to a change in control of the corporation) upon employees, suppliers, and customers of the corporation or the communities in which it has offices or any other pertinent factors."

   Item 15.  Financial Statements and Exhibits.

        (b)  Exhibits

        3.1 Amended and Restated Articles of Incorporation of CIB Marine Bancshares, Inc. (incorporated by reference to Appendix B to the Proxy Statement of Central Illinois Bancorp, Inc. filed with the Securities and Exchange Commission on May 28, 1999)

        3.2 Bylaws of CIB Marine Bancshares, Inc. (incorporated by reference to Appendix C to the Proxy Statement of Central Illinois Bancorp, Inc. filed with the Securities and Exchange Commission on May 28, 1999)

                                 SIGNATURES
                                 ----------

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Registrant has duly caused this amendment to its Form 10 Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized.

                                      CIB MARINE BANCSHARES, INC.


   Date: August 30, 1999              By:  /s/ Donald J. Straka
                                           -----------------------------
                                           Donald J. Straka
                                           Senior Vice President and
                                           General Counsel

                                EXHIBIT INDEX
                                -------------

   Exhibit
   Number         Description
   -------        -----------

   3.1 Amended and Restated Articles of Incorporation of CIB Marine Bancshares, Inc. (incorporated by reference to Appendix B to the Proxy Statement of Central Illinois Bancorp, Inc. filed with the Securities and Exchange Commission on May 28, 1999)

   3.2 Bylaws of CIB Marine Bancshares, Inc. (incorporated by reference to Appendix C to the Proxy Statement of Central Illinois Bancorp, Inc. filed with the
                  Securities and Exchange Commission on May 28, 1999)